                                                             ForeverGreen

“Health, Kindness. . . Opportunity”

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972 North 1430 West    T.  801-655-5500

Orem, Utah 84057       F.  801-655-5505

www.forevergreen.org

August 8, 2008

Jill S. Davis, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:

ForeverGreen Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 7, 2008

File No.  0-26973

Dear Ms. Davis,

ForeverGreen Worldwide Corp. (the “Company”) requests an extension for the Company’s response to the letter dated August 6, 2008 and received by the Company on August 7, 2008 from the Securities and Exchange Commission asking for clarification  on our Form 10-K for the fiscal year ended December 31, 2007.

The Company requests an extension for its response until September 4, 2008.  The reason for the requested delay is that the Company is in the process of preparing and filing our quarterly report for the period ended June 30, 2008 and will require additional time in order to prepare a complete response to the comments.

Thank you for your consideration of this request and please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions or concerns regarding this request for an extension.

Sincerely yours,

/s/ Paul Frampton

Paul Frampton

Chief Financial Officer

ForeverGreen Worldwide Corp.